November 2, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:                                         Tom Jones

Amanda Ravitz

Re:                             AXT, Inc.

Registration Statement on Form S-3

Filed October 24, 2016

File No. 333-214211

Acceleration Request

Requested Date:                                                      November 4, 2016

Requested Time:                                                  4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AXT, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-214211) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 849-3240.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Andrew D. Hoffman via facsimile at (650) 493-6811.

Please direct any questions or comments regarding this acceleration request to Andrew D. Hoffman at (650) 849-3240.

*****

Sincerely,

AXT, INC.

By:	/s/ Gary L. Fischer
Gary L. Fischer
Chief Financial Officer and Corporate Secretary

cc:                                Donna M. Petkanics, Esq.

Andrew D. Hoffman, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation